AMENDMENT TO THE AMENDED AND

RESTATED CERTIFICATE OF INCORPORATION

OF NETFABRIC HOLDINGS, INC.

Adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware

The undersigned, being a duly authorized officer of NetFabric Holdings, Inc. (the "Corporation"), a corporation existing under the laws of the State of Delaware, does hereby certify as follows:

FIRST:                    That the Amended and Restated Certificate of Incorporation of the Corporation has been amended as follows by adding the following to Section A of Article IV immediately after the first paragraph of Section A:

"The issued and outstanding shares of Common Stock as of September 26, 2011, exclusive of treasury stock, shall be combined in the ratio of 1 share of Common Stock for each 520.5479607 shares of Common Stock currently issued and outstanding. Such combination shall not change the number of shares of capital stock which the Corporation shall have authority to issue nor shall it affect the rights or preferences of the holders of the shares of Common Stock now issued and outstanding."

SECOND:               That such amendment has been duly adopted by the written consent of the holders of not less than a majority of the outstanding stock entitled to vote thereon and that prompt written notice of the corporate action has been given to those stockholders who have not consented in writing, all in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware.

Dated:  September 28, 2011

NETFABRIC HOLDINGS, INC.

By:           /s/ Cristiano D. Germinario
      Name:  Cristiano D. Germinario
      Title:    Chief Executive Officer